Filed by Computer Sciences Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Computer Sciences Corporation
(Commission File No. 1-4850)

Information to help leaders (L5 and above) communicate with their teams on the latest company news.

Over the past five months, CSC and Hewlett Packard Enterprise (HPE) have been working through details of the CSC/HPE-ES proposed merger. Today (Nov. 2, 2016) CSC and Everett SpinCo, Inc. (Everett) - the interim name of the holding company formed as part of HPE’s spin-off of its Enterprise Services (ES) business - filed additional transaction documents with the U.S. Securities and Exchange Commission (SEC).

Today’s filings include a form 8-K filed by CSC and forms 8-K, S-4 and Form 10 filed by Everett. The prospectus-information statement included in Everett’s S-4 and Form 10 will also be filed by CSC as a proxy statement at a later date. The filings add more definition and insight into the proposed merger, and represent another important milestone for the proposed combination. The new company will become one of the world’s largest independent IT services companies, focused on leading clients on their end-to-end digital transformation journeys. The proposed merger is on track with an expected closing on or around April 1, 2017, and currently there are no expected regulatory delays or changes to the transaction execution timeline.

This Leaders Briefing provides a top-line summary of these filings. You should feel free to explore these documents, and to encourage interested members of your teams to do the same. Note that these initial filings are draft documents -- they will undergo a number of iterations and SEC staff comments before they are finalized, just ahead of the transaction close next year.

Filing Highlights
Here are some of the items featured in the documents filed today:

•	A pro forma financial statement for the new company, along with historical financial information for CSC and HPE-ES.

•	Background on how the proposed merger of CSC and HPE-ES came together, details about both companies and some potential risks associated with the transaction.

•	An overview of Everett, the new corporate entity, including the intent to domicile the company in Nevada at closing, as CSC is today.

The statements also outline the ownership structure for the new company. With Everett shareholders (i.e., former HPE stockholders) forecast to own 50.1 percent of company, Everett will serve as the acquiring company in the transaction. This will align form with substance, as Everett is the larger entity in what remains, in effect, a merger of equals as described when the transaction was announced.

Under this structure, the roles for Mike Lawrie and Paul Saleh (CSC) and Mike Nefkens (HPE-ES) remain the same, as does the previously proposed composition of the Board of Directors. The intended tax-free status of the deal also is unchanged. Other key provisions of the deal - including synergies and market focus - are identical to what had been previously announced.

You are Urged to Review the Filings
The SEC will now review the filings and would customarily provide its initial comments in 30 days. We expect the SEC staff comment period to take a few months. As part of the SEC review process, there will be additional filings in the coming months, and we will keep you informed of those developments.

In addition to CSC and HPE stockholders, CSC employees are urged to read these filings, including the Everett prospectus-information statement, which will form part of CSC’s proxy statement. Please refer questions on the filings to CSC’s Office of the General Counsel. The filings can be found at:

•	CSC's Form 8K

•	Form S-4

•	Form 10

Contacts

•	Client inquiries: Troy Richardson, 1.703.245.1784, trichardson7@csc.com

•	Media inquiries: Rich Adamonis, 1.862.228.3481, radamonis@csc.com

•	Employee inquiries: Robyn Spero, 1.571.230.2964, rspero@csc.com

•	Financial analyst inquiries: Neil DeSilva, 1.703.641.3000, neildesilva@csc.com

•	Industry analyst inquiries: Michaela Lowe, 1.703.459.7269, mlowe22@csc.com

•	Alliance/Partner inquiries: Bob McCormick, 1.475.204.9847, rmccormick5@csc.com

Additional Information and Where to Find It
In connection with the proposed transaction, Everett SpinCo, Inc., a wholly-owned subsidiary of Hewlett Packard Enterprise Company ("HPE") created for the transaction (“Spinco”), filed with the SEC a registration statement on Form S-4 and a registration statement on Form 10 containing a prospectus-information statement and CSC will file with the SEC a proxy statement on Schedule 14A. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS AND PROSPECTUS-INFORMATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION AND TO READ OTHER DOCUMENTS FILED BY CSC, HPE, AND SPINCO (INCLUDING AMENDMENTS TO EXISTING FILINGS) AS AND WHEN THOSE DOCUMENTS ARE FILED BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of these and other documents filed with the SEC by CSC, HPE and Spinco at the SEC’s web site at http://www.sec.gov. Free copies of these documents as well as other documents that will be filed in the future (including amendments to the documents) and each of the companies’ other filings with the SEC, may also be obtained from CSC’s web site at www.csc.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
All statements in this press release and in all future press releases that do not directly and exclusively relate to historical facts constitute “forward-looking statements.” Many factors could cause actual results to differ materially from such forward-looking statements with respect to the transaction referred to above including risks relating to the completion of the transaction on anticipated timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, inability to achieve expected synergies, loss of revenues, delay or business disruption caused by difficulties in integrating the businesses of CSC and Everett as well as the matters described in the “Risk Factors” section of Spinco’s Form S-4 and Form 10, CSC’s most recent Form 10-K and any updating information in subsequent SEC filings. CSC, Spinco and HPE disclaim any intention or obligation to update these forward-looking statements whether as a result of subsequent event or otherwise, except as required by law.